FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	"Disclosure of share ownership – BlackRock Inc. files a share ownership of 5.08% in Syngenta’s share capital through acquisition of shares”

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – BlackRock Inc. files a share ownership of 5.08% in Syngenta’s share capital through acquisition of shares”

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

BlackRock Inc., 55 East 52nd Street, New York, 10055, U.S.A, disclosed on April 14, 2014, that its total holding in Syngenta now amounts to 4,728,777 shares (5.08% of the total share capital), split into 4,674,425 registered shares plus CFDs corresponding to 16 shares and equity linked notes corresponding to 54,336 shares. Furthermore, a sale position of CFDs corresponding to 106,273 shares was reported according to article 12 para 1 b of the Stock Exchange Ordinance-FINMA (SESTO-FINMA). Details are available on http://www.six-exchange-regulation.com/obligations/disclosure/major_shareholders_en.html.

The change in share ownership needed to be reported to the Swiss Stock Exchange through acquisition of shares as of April 10, 2014.

The contact person within BlackRock Inc. for this notification is Duncan Murray, BlackRock Investment Management (UK) Limited, 12 Throgmorton Avenue, London, EC2N 2DL, UK.

Basel, Switzerland, April 15, 2014

Syngenta AG

SYNGENTA AG
Date:	April 15, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration